JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

07025026

02 July 2007

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUL 10 A 8:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller plc announces changes to board – 3 May 2007**
2. **Notification of Major Interests in Shares – 9 May 2007**
3. **Preliminary Announcement Part 1 – 17 May 2007**
4. **Preliminary Announcement Part 2 – 17 May 2007**
5. **Preliminary Announcement Part 3 – 17 May 2007**
6. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 21 May 2007**
7. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 21 May 2007**
8. **Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons – 23 May 2007**
9. **Change in Director's Particulars – 24 May 2007**
10. **EBT Release – 25 May 2007**
11. **Total Voting Rights and Capital – 31 May 2007**
12. **Share Award Scheme – 31 May 2007**
13. **Changes in particulars of non-executive directors – 1 June 2007**
14. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 4 June 2007**
15. **SABMiller completes sale of juice business in Columbia – 5 June 2007**
16. **EBT Additional Award – 5 June 2007**

Cont./...2

dw 7/10

17. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 8 June 2007**
18. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 11 June 2007**
19. **SABMiller plc announces the retirement of Lord Renwick from the conclusion of the 2008 Annual General Meeting – 26 June 2007**
20. **Shareholder documents – 27 June 2007**
21. **Final Dividend Currency Conversion – South African Rands – 29 June 2007**
22. **Total Voting Rights and Capital– 29 June 2007**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RECEIVED

2007 JUL 10 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:0121W
SABMiller PLC
03 May 2007

Ref 14/2007

3 May 2007

SABMILLER PLC ANNOUNCES CHANGES TO BOARD

SABMiller plc announces today that Ms Nancy De Lisi, a non-executive director and a member of the audit committee, stepped down from the Board with effect from 30 April 2007, following her retirement from the Altria Group, Inc. ("Altria"). Ms De Lisi was nominated for appointment to the Board and to the audit committee under the terms of the Relationship Agreement entered into between Altria and the Company as part of the Miller Brewing Company transaction in 2002, and had served as a director since 9 September 2002.

Altria has nominated Mr Dinyar Devitre to replace Ms De Lisi. Mr Devitre is Senior Vice President and Chief Financial Officer of Altria and will join the SABMiller board as a non-executive director and a member of the audit committee with effect from 16 May 2007.

Mr Meyer Kahn, Chairman of SABMiller plc commented:

"On behalf of the board of directors and the shareholders of SABMiller, I extend to Ms De Lisi our warmest regards and our thanks for her outstanding contribution to our deliberations during her directorship. She has brought considerable experience and insight to the board, and with her financial background has enhanced the independence and effectiveness of our audit committee. We wish her a long and happy retirement and she goes with our good wishes. In her place, we look forward to welcoming Mr Devitre to our board, and to benefiting from his contribution to our endeavours."

Pursuant to Listing Rule 9.6.13R(1), details of all directorships held by Mr Devitre in any publicly-quoted company at any time in the previous five years, are set out below:

Mr Devitre serves on the board of directors of Western Union Company and served on the board of directors of Kraft Foods Inc. from August 2002 until March 2007.

He is also a Trustee of Lincoln Centre Inc., the Asia Society and the Brooklyn Academy of Music.

There are no details to disclose under paragraphs 9.6.13(2) to (6) of the Listing Rules.

John Davidson

General Counsel and Group Company Secretary

Ends

END
BOAUUSBRBWRVRAR

(2)

RNS Number:3219W
SABMiller PLC
09 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

SABMiller plc

2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

3. Full name of person(s) subject to the notification obligation:

PUBLIC INVESTMENT CORPORATION

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A. THIS IS AN INITIAL DISCLOSURE WHICH WAS TO BE MADE NO LATER THAN 20 MARCH 2007.

6. Date on which issuer notified:

9 May 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0004835483	N/A	N/A

Ordinary shares

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
GB0004835483	Direct	Direct	Indirect	Direct	Indirect
Ordinary shares	82,223,964	82,223,964	NIL	5.4753%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
82,223,964	5.4753%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

The information disclosed in this form is based on shareholdings as at 20 March 2007.

14. Contact name:

Bill Warner, Assistant Company Secretary

15. Contact telephone number:

+44 (0) 1483 264268

END
HOLILFFEELIAIID

RECEIVED

2007 JUL 10 A 9:57

RNS Number:7530W
SABMiller PLC
17 May 2007

Good growth with strong underlying momentum

SABMiller plc today announces its preliminary (unaudited) results for the year to 31 March 2007. Highlights are:

	2007 US$m	2006 US$m	% change
Revenue (a)	18,620	15,307	22%
EBITA (b)	3,591	2,941	22%
Adjusted profit before tax (c)	3,154	2,626	20%
Profit before tax	2,804	2,453	14%
Adjusted earnings (d)	1,796	1,497	20%
Adjusted earnings per share (d)			
- US cents	120.0	109.1	10%
- UK pence	63.4	61.0	4%
- SA cents	847.1	699.2	21%
Basic earnings per share (US cents)	110.2	105.0	5%
Dividends per share (US cents)	50.0	44.0	14%
Net cash generated from operations	4,018	3,291	22%

- Group lager volumes up 23% to 216 million hectolitres (hl), organic growth of 10%
- South America delivered pro forma volume growth of 12%, ahead of expectations
- Excellent Europe organic volume growth of 11% and market share gains
- Good constant currency growth in South Africa supported by strong economic backdrop
- Continued strong volume growth rates in China and India
- Difficult trading conditions persisted in North America
- Strong cash flows support the dividend increase of 14%

(a) Revenue excludes the attributable share of associates' revenue of US$2,025 million (2006: US$1,774 million).

(b) Note 2 provides a reconciliation of operating profit to EBITA which is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software) but includes the group's share of

associates' operating profit, on a similar basis. EBITA is used throughout the preliminary announcement.

(c) Adjusted profit before tax comprises EBITA less net finance costs of US$428 million (2006: US$299 million), and share of associates' net finance costs of US$9 million (2006: US$16 million).

(d) Reconciliation of adjusted earnings to statutory measure of profit attributable to equity shareholders is provided in note 5.

	2007 EBITA US$m	Reported growth %	Organic, constant currency growth %
Latin America	915	110	*
Europe	733	29	19
North America	375	(17)	(17)
Africa and Asia	467	11	14
South Africa: Beverages	1,102	4	14
South Africa: Hotels and Gaming	100	19	31
Corporate	(101)	(17)	-
Group	3,591	22	12

* Organic growth based on year on year Central America performance and South America performance for the 5 1/2 months from 12 October 2006 to 31 March 2007 is 27%.

Statement from Meyer Kahn, Chairman

"These results demonstrate that the momentum of recent years is continuing across our businesses. I am particularly pleased by the successful implementation of the South America strategy that is delivering volume and revenue growth ahead of expectations following a substantial integration project. Our Europe business continues to deliver strong results and is reporting a sixth consecutive year of double digit earnings growth. Both SA Beverages and Africa and Asia divisions reported double digit growth in organic constant currency EBITA.

SABMiller has a reputation for successfully transferring skills and technology across the globe, repositioning beer markets and driving volume growth. Once again we have shown the strength and depth of our brand portfolios and our ability to grow robust businesses."

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Gary Leibowitz	Senior Vice President, Investor Relations	Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Mob: +44 7799 894265
Fiona Antcliffe	Brunswick Group Limited	Mob: +44 7974 982546

A live webcast of the management presentation to analysts will begin at 9.30am (BST) on 17 May 2007. This announcement, a copy of the slide presentation and video interviews with management are available on the SABMiller plc website at www.sabmiller.com . Video interviews with management can also be found at www.cantos.com.

High resolution images are available for the media to view and download free of charge from www.newscast.co.uk

Copies of the press release and the detailed Preliminary Announcement are available from the Company Secretary

at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Africa.

Registered office: SABMiller House, Church Street West, Woking, Surrey, GU21 6HS
Incorporated in England and Wales (Registration Number 3528416)
Telephone: +44 1483 264000
Telefax: +44 1483 264117

CHIEF EXECUTIVE'S REVIEW

Business review

The group has delivered good growth for the year, and ended with a strong fourth quarter performance. Our portfolio of developing and developed market businesses delivered organic growth in lager volumes of 10% and growth in EBITA of 12% on an organic, constant currency basis, despite higher commodity costs and challenging trading conditions in North America. The group EBITA margin increased to 17.4%, an increase of 20 basis points over the prior year. This translated into a 10% increase in adjusted earnings per share of 120.0 US cents.

Total beverage volumes were up 10% on an organic basis, and 23% above last year on a reported basis at 272 million hl as the prior year only included a partial contribution from our South American business from 12 October 2005. Total lager volumes were 216 million hl.

Overall, these results continue to demonstrate the strength of the group's growth profile and the advantage of its bias towards developing beer markets around the world. Europe and Latin America delivered excellent growth. Europe's impressive performance represents the division's sixth consecutive year of double digit earnings growth, driven by its focus on trade marketing and the development of a full brand portfolio in its markets. These portfolios have benefited from continuous renovation of mainstream brands, the introduction of new premium products, utilisation of innovation in product packaging and point of sale materials and the addition of our international premium brands. In South America, our strategy is delivering volume, revenue and earnings growth ahead of expectations, as new brand launches and packaging renovations contributed to an acceleration of volume growth in the second half of the year. Robust performances in our South American businesses were underpinned by positive macroeconomic performance, with GDP growth of more than 6% in our larger markets.

Net cash generated from operations was 22% above the prior year, reflecting the overall strength of the trading performance and our strong cash characteristics. The group's gearing decreased at the year-end to 45.8% from last year's 52.3%.

The board has proposed a final dividend of 36 US cents per share, making a total of 50 US cents per share for the year, an increase of 14% over the prior year. The dividend is covered 2.4 times by adjusted earnings per share.

Strategic review

These good results are a consequence of the group's delivery against its four main strategic initiatives, namely:

Creating a balanced and attractive global spread of businesses

SABMiller is building a diversified portfolio of businesses to deliver industry leading growth and to provide a platform for the application of the group's proven skills and techniques. During the year we formed Pacific Beverages, a joint venture with Coca Cola Amatil in Australia, to import, market and distribute three of the group's international premium brands. In Vietnam, the group's joint venture with Vinamilk made significant progress as its brewery near Ho Chi Minh City moved into production, establishing a platform in this fast growing market.

In India, we acquired the Foster's brand and brewery which has now been successfully integrated into our existing business, and pro forma annual volume growth of 36% has been recorded by the combined business. The Empressa N'Gola brewery in Southern Angola which SABMiller has managed under contract for many years, was privatised in December 2006, with SABMiller acquiring a 45% shareholding.

In China, our associate CR Snow has continued to consolidate its position as the country's largest brewer with the purchase of further breweries and investment in greenfield development. During the year we acquired five breweries, as well as the remaining 38% minority shareholding in the Blue Sword group which CR Snow did not already own, consolidating our interests in the South West of the country.

In South America, we announced the disposal of non-core juice interests in Colombia and the Pepsi bottling and hotel interests in Costa Rica, and acquired minority shareholdings in Colombia, Peru and Ecuador.

Developing strong, relevant brand portfolios in local markets

SABMiller seeks to build portfolios of local brands which collectively address a wide range of consumer segments, thereby maximising profitability through the optimal combination of scale and margin. During the year we have undertaken successful brand positioning and packaging renovations in Colombia, where our Aguila, Pilsen and Poker brands have been clearly separated to ensure they occupy unique consumer positioning which appeals beyond the brands' traditional regional markets.

In Europe, Poland's leading beer brands, Tyskie and Zubr, grew volumes in double digits as Tyskie successfully returned to growth following some years of marginal decline. In Romania, our business overcame capacity constraints in the first half of the year, and Timisoreana Lux was repositioned from a regional brand to become the strongest growing brand in the country, assisted by a new two litre PET pack.

In North America, the Miller Brewing Company has continued to build its brand portfolio in the fast-growing worthmore category with the addition of a number of exciting brands to its portfolio. In the first half of the year it announced the acquisition of Sparks, a leader in the caffeinated alcoholic malt beverage category. Alongside Peroni Nastro Azzurro, which is demonstrating clear sales momentum, Miller Brewing Company will import a number of SABMiller's South American brands to capitalise on the high growth in imported beer brands, and a national rollout of the worthmore light lager, Miller Chill, is underway.

Increased investment in marketing and pack innovation is driving strong premium category growth in South Africa, with packaging enhancements for Castle Lite and Redds, in addition to the launch of two new products, Sarita, an apple flavoured ale, and a lemon flavoured Brutal Fruit variant.

Driving local performance

The group has a strong record of driving year-on-year improvements in its operational performance as evidenced by EBITA margin improvements.

Around the world, our manufacturing capability continues to improve in terms of its productivity, efficiency and flexibility. At Miller Brewing Company, improved brewery efficiencies and cost savings partially offset very significant commodity cost increases thereby limiting the rise in cost of goods sold per hectolitre to mid single digits. This strategy applies to more than just manufacturing. Significant improvements have been made in the entire value chain from brewery to consumer. In Italy, a focus on improving our distribution logistics, better segmentation and analysis of the channels to the consumer, and ensuring the right conditions and consumer experience at the point of sale have resulted in strong volume growth, ahead of the domestic market.

In Latin America, market share gains were achieved against strong competition in Peru, Ecuador, Panama and El Salvador, as our businesses invested in building brand equity and in service levels to the trade.

Benefits from global scale

Despite the local nature of the brewing industry, access to the benefits of global scale is increasingly important as the environment becomes more competitive. SABMiller aims to identify areas of competitive advantage afforded by its growing global footprint and capitalise on these. The successful

integration of our operations in South America, which are now delivering ahead of expectations, benefited from access to SABMiller global resource, skills and expertise which were introduced within a short period of the transaction.

The group's international premium brands continue to make good progress, with international sales volumes of Peroni Nastro Azzurro up 47%, Miller Genuine Draft up 13% and Pilsner Urquell up 8%. During the period Peroni Nastro Azzurro was launched in Peru, Colombia and Puerto Rico. Additionally, the group is investing in a growing number of regional brands, such as our Czech brand Kozel in Eastern Europe and Barena, a regional brand in Latin America. Kozel was launched in Russia in 2002 and following subsequent regional expansion it is now our fourth largest brand in Europe, with a compound annual volume growth rate of over 27% in the last five years, both in Czech and across the region.

Outlook

This has been another year of good growth for the group, with a particularly strong performance in the fourth quarter.

We have established a compelling portfolio of brands and businesses and, given the strong growth in many markets, we will be increasing our investments behind these assets in the coming year. While we face some challenges, including increasing commodity cost pressures and the need to rebuild our share of the premium segment in South Africa, we expect the group's underlying progress of recent years to continue.

Operational review

Latin America

Financial summary		2006	Currency	Organic, constant currency growth(1)	Bavaria(2) (April-Oct 2006)	2007
Group revenue (US$m) (including share of associates)		2,165	(27)	420	1,834	4,392
EBITA(3) (US$m)		436	(8)	117	370	915
EBITA margin (%)		20.1		27.9	20.2	20.9
Sales volumes (hl 000)	- Lager	16,163		2,212 14%	16,573	34,948
	- Carbonated soft drinks (CSDs)	7,335		362 5%	1,361	9,058
	- Other beverages	6,049		464 8%	3,903	10,416

1 Represents full year growth for Central America, and growth for South America, for the period of 12 October 2006 -31 March 2007, over the 2006 comparative.

2 Represents the results of Bavaria from 1 April 2006 to 11 October 2006, for which there are no comparative period data.

3 In 2007 before exceptional items of US$64 million (2006: US$11 million) being integration and restructuring costs.

EBITA for the region was US$915 million. Organic constant currency growth of US$117 million represents growth of 27% on the prior year. The results in Latin America reflect robust market performances and successful business initiatives in each country underpinned by strong economic growth in the region. In South

America the strong momentum reported at the half year continued into the second half with pro forma lager volumes increasing by 12% for the year, while in Central America both beer and CSDs showed commendable performances with growth of 8% and 6% respectively. The integration of operations in South America into the SABMiller group has been successfully completed during the year.

In Colombia lager volumes for the year grew by 11% on a pro forma basis driven by solid economic growth, successful brand and packaging renovations, increased marketing investment and improved retail price discipline, which drove lower retail prices. Brand renovations during the second half of the year included the local premium brand Club Colombia, and Pilsen in the mainstream segment, while in the premium segment our Peroni Nastro Azzurro brand was successfully launched. Trade marketing capabilities have been upgraded and include the appointment of brand developers to focus on quality of point of sale and enhancement of drinking occasions, while order taking has been supplemented with a telesales operation. Improvements have also been made in the distribution system, notably the introduction of a deposit system for returnable containers in October 2006, while national pricing was introduced from December 2006. Strong growth has necessitated investment in production capacity and a new 3.5 million hl brewery in western Colombia is scheduled to come on stream in October 2007. Corporate restructuring proceeded during the year including an offer to minority shareholders which resulted in an increase in SABMiller's effective interest in Bavaria S.A. to 98.5%. The sale of Productura de Jugos S.A, our fruit juice and fruit pulp manufacturer received the necessary regulatory approvals, and is expected to be completed by the end of May 2007.

A good performance was reported by our Peru operations with pro forma lager volume growth of 16% for the year, which was assisted by strong GDP growth of 8%, as well as the impact of competitive pricing in the earlier part of the year. Our flagship mainstream brand Cristal was relaunched with a new and innovative packaging design and clear positioning as the beer of the Peruvians, resulting in annual growth of 27% and a significant improvement in market share. This, together with further investment in marketing, brand renovations and new brand launches in the second half of the year, particularly in the premium category, resulted in the company increasing its market share year on year to 92%. In the premium segment, our Peroni Nastro Azzurro brand was launched in February 2007 following the launch of our regional brand, Barena, in October 2006 and Cusquena was relaunched in new packaging during March 2007. Pack mix has improved in favour of returnable packaging, influenced by the introduction of a deposit system in November 2006, while our route to market will benefit from the organisational change focusing on channel marketing based on consumption occasions. Corporate restructuring continued, including the purchase of further minority shareholdings, with SABMiller's effective interest in Backus & Johnston increasing to 93.3%.

In Ecuador pro forma lager volume growth of over 12% was driven by the flagship mainstream brand Pilsener, capitalising on favourable economic conditions and buoyant consumer demand, underpinned by the brand's mid year packaging upgrade. Market share gains in the fourth quarter confirmed the strength of this brand as the leading brand in Ecuador. Total beer market share increased by nearly one percentage point to 95.3% at the end of March 2007. The favourable volume performance together with a 7% price increase earlier in the year boosted profitability.

In Panama we increased our share of the beer market by 2.5% on a year-on-year basis to reach 84%, with the market growing by an estimated 4%, fuelled by strong GDP growth. Our mainstream brands Atlas and Balboa have performed well, contributing to total pro forma volume growth of 7%, despite a significant price increase introduced in July 2006. The relaunch of SABMiller's international premium brand, Miller Genuine Draft, in October 2006 has strengthened our performance in the premium segment. In the non beer segment, the unit performed well ahead of the prior year with sales volumes increasing by 11%, mainly driven by CSDs.

More to follow, for following part double-click [nRN1Q7530W]

RNS Number:7530W
SABMiller PLC
Part 2 : For preceding part double-click [nRNSQ7530W]

In Honduras lager sales volumes grew by 3%, while CSDs reported growth of 9%. The volume growth of our Barena brand in the lager premium segment has improved the mix, and together with the full year effect of price increases in February 2006, has enhanced profitability. Innovation continued with Port Royal Gold Grand Reserve launched in a 12oz aluminium bottle at a premium price. CSD volume growth was impacted by competitive pricing and discounting in the market, with a shift in mix to family packs tempering price gains.

The trading environment in El Salvador showed signs of improvement compared with the prior year. However the country continues to attract high levels of competition in both lager and CSDs. Our operations performed strongly with lager volume growth of 14% assisted by good economic growth, and market share increased. Mix improved with our local premium brand, Golden Light, reporting growth of 36%. CSD volumes grew by 5% with robust market share gains on the back of above inflation price increases in April 2006. The benefit of better pricing in CSDs was somewhat reduced by adverse pack mix.

Towards the end of the year, SABMiller entered the Puerto Rico market with the launch of Peroni Nastro Azzurro in March 2007. The sale of our Costa Rican Pepsi soft drink bottler was completed in April 2007.

In line with the strategic initiatives and plans for the region, a significant amount of restructuring and integration has been completed with one-time integration costs of $64 million recorded during the year, mostly related to packaging upgrades and organisational restructuring. Capital investment levels will increase in the next year as we continue to implement our restructuring plans.

Europe

Financial summary	2007	2006	%
Revenue (US$m)	4,078	3,258	25
EBITA* (US$m)	733	569	29
EBITA margin (%)*	18.0	17.5	
Sales volumes (hl 000)			
- Lager	40,113	35,664	12
- Lager organic	39,641	35,664	11

* In 2007 before net exceptional costs of US$24 million (2006: nil) being profit on disposal in Italy of US$14 million less restructuring costs of US$7 million primarily in Slovakia and an adjustment to goodwill on acquisition of US$31 million for Birra Peroni .

Europe again delivered excellent results, with total lager volume growth of 12% (organic 11%) and EBITA improving by 29%. Volumes were strong in Poland, Russia and Romania, while most other operations outperformed their underlying market growth. Volume performance was boosted by the favourable weather conditions which prevailed during the year, including an exceptionally mild winter, generally buoyant economies and the soccer World Cup. Direct marketing investment grew in line with revenue while productivity was up 6% reflecting improved scale efficiencies. EBITA margin enhancement of 50 basis points was assisted by positive brand mix with premium brands growing 15%.

Reported EBITA growth of 29% was enhanced by strong currencies, with organic constant currency growth of 19%. During the second half, margins tightened with a move to non-returnable packaging, particularly cans, where volumes were up 34%. Poor 2006 barley and hop harvests resulted in significantly increased malt and brewing costs in the final quarter, whilst skills shortages, and noticeable wage pressures, emerged across Central and Eastern Europe.

In Poland our volumes were up 13% and market share increased by 1% to 39%. Industry growth was 10% due to the combined effects of the soccer world cup, a warm summer and mild winter, a buoyant economy and growth in personal incomes. The operation achieved a small real price increase, a trend improvement from prior years, while industry prices declined in real terms. Tyskie and Zubr, Poland's two leading beer brands, grew volumes by 10% and 23% respectively, whilst our upper mainstream brand Lech grew 9%. In the premium segment, our flavoured beer Redd's grew 42% with a new variant, upgraded packaging, and a successful repositioning of the range towards female consumers, contributing to growth in volumes. Sales and distribution initiatives have focused on increased product visibility, more chilled product availability and improving share of display within outlets. Marketing support has centred on enhanced consumer and outlet segmentation and shopper marketing techniques. Current expansion of brewing and packaging will increase annual capacity from 12.5 million hl to 15 million hl by July 2007, with the Tychy brewery having capacity of 8 million hl.

In the Czech Republic volumes grew by 1% which was in line with the industry, and domestic volume share was stable at 49%. Our strategy to build value share continued, with our premium brands up by 2% overall while our economy brands declined by 8% as we chose not to follow aggressive competitor price discounting in this segment. Pilsner Urquell grew by 4% and exceeded 1 million hl for the first time. This performance was achieved by expanding our presence in the on-premise channel, as well as the launch of new packaging and a focus on shopper marketing in large format supermarkets. Volumes of our leading Czech brand Gambrinus (26% market share) declined in the on-premise channel following a price increase. However, off-premise growth was strong, supported by new primary and secondary packaging, the introduction of new multipacks, and brand sponsorship of the Czech national soccer team during the world cup. Kozel grew by 10% in the domestic market, following the introduction of a new proprietary bottle, new labelling and a new variant. Across Central and Eastern Europe, Kozel is now marketed and sold in several of our countries and total volumes were up 17% to 2.5 million hl. Exports to the key German market were well up with Pilsner Urquell growing by 31% and now established as the leading premium imported beer in the off-premise channel. Price increases marginally ahead of inflation were achieved, largely in the on-premise channel.

In Russia, volumes ended 24% up on prior year, well ahead of the market growth of 17%. Price increases of 5% were achieved against generally restrained industry pricing, and our national value share continued to increase. We significantly increased our investment in coolers and extended retail coverage by 25%. Miller Genuine Draft returned to robust growth, with volumes up 21% and a new half litre bottle driving new consumption occasions. Zolotaya Bochka, the fastest growing local premium brand, was up 40% with the launch of a twist-off crown, and Pilsner Urquell and Redd's both grew strongly. Our marketing effort now includes non-traditional media, with the use of internet based marketing techniques. Profitability was improved by considerable operating leverage. The expansion of our Kaluga brewery to 6 million hl continued on schedule and in March 2007 we announced a new 3 million hl brewery to be constructed for $170 million in Ulyanovsk, 1000km east of Moscow.

In Italy, the beer market grew by an estimated 3%, benefiting from some improvement in economic performance, increased consumption during the soccer world cup and a mild winter. Excluding imports, domestic industry production was up 1%, whilst Birra Peroni's total volume growth was 2%, with branded domestic volumes 5% higher than last year and private label declining by 28%, as we continued our managed reduction in our presence in this category. Nastro Azzurro was up 9% with premiumisation of the brand continuing through key prestige sponsorships and a marketing position focused on Italian style and design. The Peroni brand accelerated to 6% growth from the 2% posted last year, supported by a successful draught launch in the Northern provinces. Exports of Peroni Nastro Azzurro continued their strong momentum. The operation has recorded a solid improvement in profitability.

In Romania, industry volume growth is estimated at 20%, led by the continuing performance of mainstream PET. Our operation was capacity constrained during the first half of the year but nevertheless grew full year volumes by 23% and year on year market share rose by 60 basis points to 22% driven by second half volume growth of 42%. Our premium brand Ursus grew by 16%. Our mainstream Timisoreana Lux brand grew by 59% and was the strongest growing brand in the market, assisted by the newly launched two litre PET pack. Industry pricing remained subdued. Following from the strong growth of recent years, capacity is being expanded from 4.3 million hl to 6.3 million hl over the next 18 months.

In Hungary, our volumes grew by 7% and outperformed the market. This performance was achieved against a backdrop of significant fiscal austerity measures impacting consumers, a 20% excise increase, and competitor discounting.

In Slovakia the major focus has been the integration of Topvar, which was completed successfully during the year. Organic growth of our brands was broadly in line with the market which was up by an estimated 2% as it begins to exhibit signs of recovery from the major excise rises of recent years. In the Canaries, our international brands gained almost 3% whilst profits were boosted by the distribution of Red Bull and the introduction of Appletiser, alongside the existing Compal range of juices.

In its first full year of operation, Miller Brands UK has exceeded our expectations with volumes and revenues ahead of plan. Peroni Nastro Azzurro, supported by innovative marketing and increased distribution, has grown 36%. The prior year decline in Miller Genuine Draft has been halted, and Pilsner Urquell has been successfully repositioned. In February 2007, the two key Polish brands Tyskie and Lech were added to the portfolio and are growing strongly.

North America

Financial summary	2007	2006	%
Revenue (US$m)	4,887	4,912	(1)
EBITA (US$m)	375	454	(17)
EBITA margin (%)	7.7	9.3	
Sales volumes (hl 000)			
- Lager - excluding contract brewing	46,591	47,059	(1)
- contract brewing	8,907	10,246	(13)
- Carbonated soft drinks (CSDs)	84	74	13
Lager - domestic sales to retailers (STRs)	43,897	43,964	(-)

Miller Brewing Company experienced a difficult year with significantly higher commodity costs, declining Miller Lite volume and price competition in the economy segment negatively impacting results. However, in line with its strategy, the company continued to migrate its brand portfolio to higher margin segments, deliver domestic revenue increases, and invest in its core brands and organisational capabilities in order to drive sustainable, long-term growth.

As the US beer industry continued to feel the impact of consumers trading into wine and spirits, volume performance of mainstream domestic beers was outpaced by import and craft brands. Total US industry domestic shipment volumes decreased by 0.4% during the financial year, while imports increased 13.1%.

In this trading environment, Miller's US domestic sales to retailers (STRs) were level with the prior year and down 3% on an organic basis, excluding the acquisition of the Sparks and Steel Reserve brands at mid-year. Domestic shipments to wholesalers (STWs) were in line with STRs in the period. There was one less trading day in the year under review in comparison to the prior year.

Total shipment volumes, excluding contract brewing, declined by 1% as export sales to non-group market places declined due to challenging trading conditions.

Contract brewing volumes were lower by 13%, largely due to the acquisition of Sparks and Steel Reserve which Miller had previously brewed under contract, and are down 4% on an organic basis.

Miller Lite sales declined by 1% as the brand cycled strong prior year comparisons and faced broader competition in the low calorie segment from import and craft entrants. Miller Genuine Draft continued its decline broadly in line with the overall decline in the full-calorie mainstream domestic segment.

While Miller High Life sales decreased in low single digits, a new advertising campaign in the third quarter helped drive positive trends in core markets by the end of the fourth quarter. Milwaukee's Best franchise sales declined in mid-single digits due to pricing dynamics within the economy segment. Miller High Life and Milwaukee's Best trends were both negatively impacted by reduced pricing gaps between the economy and mainstream segments, both at the wholesale and retail level.

Miller's worthmore platform continues to grow, robustly led by Peroni and Leinenkugel's, both of which brands significantly outperformed their respective import and craft segments. Sparks, which Miller acquired in August 2006, continues to perform strongly as the leader in the fast-growing caffeinated alcohol beverage segment.

Total revenue declined slightly by 1% versus the prior period, to US$4,887 million. Contract brewing revenues declined by 13%, but increased marginally after adjusting for the shift of Sparks and Steel Reserve from contract brewing to domestic brewing. Domestic net revenue per hl increased 1.7%, driven by price increases of nearly 2%. Improved brewery efficiencies and cost savings partially offset very significant commodity cost increases, thereby limiting the increase in cost of goods per hectolitre sold to mid-single digits.

Miller strengthened its sales capabilities with the addition of specialised sales staff for Sparks and import brands. Furthermore, in the fourth quarter, Miller announced plans to create new model markets in Texas and Florida/Georgia in which it will deploy sales, marketing, planning/strategy and finance capabilities locally to better capture business opportunities. Based on the learnings from these initial markets, Miller intends to roll-out this initiative to additional markets in the next fiscal year.

EBITA for the period of US$375 million was 17% lower than the prior year, driven primarily by higher input costs of fuel, glass and, especially, aluminium. Overall EBITA margin decreased to 7.7% due mainly to the challenging input costs environment.

Going forward, Miller has set itself strategic objectives of which the primary objective is to grow Miller Lite in the mainstream light segment. Secondly it is to strengthen Miller's worthmore portfolio through expanding the distribution of Sparks, Leinenkugel's and Peroni and adding Miller Chill, a new light lager, and various South American brands. Miller also intends to maximise the sales and profitability of its legacy brands, whilst it is committed to delivering further operational efficiencies, which includes projects to deliver savings of US$100 million by 2010, to reinvest into sales and marketing and improving margins.

Africa and Asia

Financial summary	2007	2006	%
Group revenue (including share of associates) (US$m)	2,674	2,221	20
EBITA (US$m)	467	422	11
EBITA margin (%)	17.5	19.0	
Sales volumes (hl 000)*			
- Lager	68,067	50,956	34
- Lager organic	64,429	50,956	26
- Carbonated soft drinks (CSDs)	4,796	4,061	18

- Other beverages	15,137	13,093	16

* Castel volumes of 15,407 hl 000 (2006: 13,991 hl 000) lager, 9,424 hl 000 (2006: 8,557 hl 000) CSDs, and 3,320 hl 000 (2006: 3,015 hl 000) other beverages are not included.

Africa and Asia growth momentum continued for the year, with lager volume growth of 34% (organic growth of 26%) and reported EBITA growth of 11%, despite currency weakness in some of the African countries. Organic volume growth has been assisted by innovation, packaging upgrades and brand renovation. Whilst EBITA increased in Asia and in Africa, despite headwinds in Botswana, geographic EBITA mix in Africa combined with faster revenue growth in Asia resulted in an anticipated lower EBITA margin for the region.

Africa

Lager volumes for Africa, excluding Zimbabwe, grew 7% for the year while growth in total volumes, excluding Zimbabwe, was 11%. Continued economic growth in most countries, ongoing brand renovation and further improvements in distribution networks combined to deliver this result. Zimbabwe continues to experience difficult economic and political conditions with foreign currency shortages a key issue.

Mozambique enjoyed a third consecutive year of volume growth, with lager volumes advancing 10% on the back of improving economic fundamentals, a strong brand portfolio and new distribution centres in the North. Our key brands, 2M, Manica and Raiz, performed well. Recent flooding in the Zambezi river delta did little to hamper the ongoing volume growth. During the year a new brewhouse was commissioned in Maputo with a further new brewhouse planned for Beira, in the coming year.

Tanzania posted lager volume growth of 8% with recent packaging changes in key brands driving much of this growth. Castle Lager was reintroduced in a new long neck bottle, posting double digit growth, notwithstanding its price premium and our local premium brand, Ndovu, was successfully relaunched as a pure malt lager. Profitability was constrained by the effects of currency weakness and higher input and energy costs

Uganda's lager volumes again grew in double digits this year with volumes up 12%, and our core mainstream brands of Nile Special and Club enjoyed good growth during the year. Profitability improved despite increased fuel costs.

Following the effects of prior year devaluations and pressure on consumer disposable incomes, Botswana recorded another year of decline with lager volumes down 4%. Cost pressure was evident throughout the year as the operation is heavily reliant on imported goods and services with the consequent impact on profit margins. The final quarter, however, reflected growth in all beverage categories.

Elsewhere in Africa, Ghana benefited from a successful new brand launch, Stone Lager, which drove market share gains and improved profitability. Our innovative sorghum-based Eagle lager continues to play a meaningful role in the economy segment across the region and is now available in Uganda, Zambia and Zimbabwe and was launched in Tanzania in April.

CSD volumes in Angola grew by 34% to surpass 2.5 million hl. Ongoing capacity upgrades are planned to meet ongoing growth. The Empressa N'Gola brewery in Southern Angola which SABMiller has managed under contract for many years, was successfully privatised in December 2006, with SABMiller acquiring a 45% shareholding.

Castel delivered a strong performance with lager volumes growing 11% while CSD's increased by 9%. Ethiopia and Angola provided above average growth with continued improvements in the more established markets in Cameroon, Gabon and

Morocco.

Asia

China maintained the momentum reported at the half year with organic volume growth for the full year of 30% well above industry growth rates, and all regions posted growth. Our national brand, Snow, showed a higher growth rate, with annual volumes approaching 30 million hl. Snow is now the leading brand by volume in China, driven by the combined impact of national brand campaigns and the expansion of our production base.

The greenfield brewery in Guangdong province was commissioned in February 2006 and produced volumes of 550,000 hl in its first full year. During the year we acquired five breweries and in December 2006 we announced the acquisition of the 38% minority shareholding in the Blue Sword group of companies in Sichuan Province which is expected to be completed in May 2007.

Increases in energy costs impacted the business, and price increases, were insufficient to offset the full impact of the cost increases and higher marketing spend. Profit margins were also impacted by start-up costs and initial losses at our greenfield breweries

India also recorded excellent lager volume growth of 36% on a pro forma basis, above industry growth rates. Volumes were notably strong in Andra Pradesh as well as Punjab and Haryana where industry reform provided a boost to volumes. Continuing capacity expansion is planned to meet demand in this fast growing market. The Foster's brewery and brand acquired during the year have been successfully integrated and production of the brand will be rolled out to other of our breweries in the coming year.

Our new joint ventures in Australia and Vietnam commenced trading during the second half of the year.

With strong volume growth expected across the division, increased capital expenditure in a number of countries will be necessary to meet capacity requirements.

South Africa: Beverages

Financial summary	2007	2006	%
Group revenue (including share of associates) (US$m)	4,274	4,204	2
EBITA (US$m)	1,102	1,062	4
EBITA margin (%)	25.8	25.3	
Sales volumes (hl 000)			
- Lager	26,543	25,951	2
- Carbonated soft drinks (CSDs)	14,967	14,154	6
- Other beverages	1,019	828	23

South Africa has experienced good economic growth over the last year with gross domestic product growing at 5%, supported by strong consumer demand, notwithstanding firmer interest rates and inflationary pressures driven by higher food and fuel prices.

We recorded lager volume growth of 2.3%, and total soft drink volume growth of 7% supported by strong CSD volume growth of 6%. The double digit growth trend in other beverages continued, particularly in the water and energy drink categories. Performance was driven by buoyant fourth quarter sales in both lager and soft drinks operations with lager volumes up over 8% and soft drink volumes up 33% over the prior year. Both operations benefited from the exceptionally hot and dry weather conditions experienced over the last quarter of the year. Soft

drinks volumes were also boosted in the final quarter by replenishment of customer stocks following the carbon dioxide supply problems in the third quarter which severely limited CSD sales.

The premium and flavoured alcoholic beverage (FAB) categories continued to drive growth in lager volumes. Investment in marketing and pack innovation within these categories underpinned the 23% growth in premium lager volumes and the 9% increase in FABs for the year. The termination of the Amstel license in early March 2007 did not impact sales volumes for the year. Strong performances were delivered by Castle Lite, Miller Genuine Draft and Peroni Nastro Azzurro brands. Mainstream beer volumes were marginally lower than the prior year despite renewed growth in Hansa and Castle Milk Stout.

This lager volume performance, supported by favourable premium mix benefits, delivered constant currency revenue growth of over 11% on the prior year. Raw material input costs increased as a result of higher commodity prices and the relatively weaker rand exchange rate, although favourable currency hedging positions, which were in place for much of the year, helped to mitigate these cost increases to below inflation in the year under review.

Distribution costs rose by some 20% in the current year principally resulting from the expansion of direct deliveries to customers, as we implemented our market penetration initiative. By the end of the year the lager customer base had increased by 20% and the soft drink customer base by 8%.

Constant currency EBITA growth of 14% was achieved and the focus on fixed cost productivity as well as minimising raw material input costs assisted EBITA margin to improve by 50 basis points to 25.8%.

Our continuing innovation agenda led to a number of new product launches and pack renovations in the year. Both Castle Lite and Redd's packaging were enhanced, with a silver neck foil being added to the Castle Lite pack and all Redd's packs were redressed with contemporary pressure sensitive labels. The 375ml returnable bottle was replaced with a new 330ml returnable bottle. Our FAB portfolio was bolstered by the introduction of two new products. A new apple-flavoured premium brand, Sarita, was introduced and the Brutal Fruit product range was enhanced by a new lemon flavoured variant. Peroni Nastro Azzurro was launched in draught format in March 2007 following the success of this brand's single serve offering. Hansa Marzen Gold, a rich malt beer, was launched in early May 2007 and will build on our expanding portfolio of premium lagers. The 750ml returnable bottle for our mainstream brands will also be replaced by a new equivalent sized bottle over the next 18 months. This intensified market innovation leverages the installed manufacturing capacity as well as the investment in labeling capacity initiated last year.

Normalisation of the liquor trade, through formal government licensing of previously unlicensed outlets (or "shebeens") has proceeded slowly over the past year, notwithstanding the progress made in a number of provinces where enabling legislation to issue new liquor licences has been promulgated. Our taverner training programme, aimed at uplifting new taverners' business skills, has seen a further 5,000 taverners trained over the last year bringing the total number trained to date to 12,400. This training programme is closely aligned with the market penetration initiative, to ensure improved commercial capabilities of new taverners.

The Department of Trade and Industry issued the final BEE (Broad Based Black Economic Empowerment) codes of good practice in early February 2007. Given that the BEE Act allows for the development of sector specific codes of good practice, the Liquor Industry Charter Steering Committee, in which we participate, will be meeting with the Department of Trade and Industry to discuss their respective expectations with the formulation of a sector code for the liquor industry.

As a result of a private arbitration award in favour of Heineken, and Heineken's subsequent decision to terminate the Amstel license in March 2007, SA Beverages stopped manufacturing and distributing Amstel lager in South Africa. As announced in March 2007, the loss of Amstel has had no material impact on the earnings for the year under review. SA Beverages expects to mitigate the financial impact in the next financial year and going forward, through a number of initiatives including drawing upon SABMiller's global portfolio of brands and market experience, extending reach into direct distribution and broadening its premium offerings but there will nevertheless still be a negative financial impact in the March 2008 financial year. In the financial year under review, on a proforma basis, SA Beverages estimates that this would have amounted to some US$80 million at the EBITA level and expects the impact in the next financial year to be at a similar level.

Sales of Appletiser in South Africa continued to show strong growth both in South Africa and internationally, with volumes up 13%

Distell's domestic sales volumes increased, with gains in the spirits and cider category, particularly in the premium sector, both contributing to improved sales mix. International volumes also grew, continuing the trends seen in prior years. Further improvements in operating efficiencies in production have also contributed to improved margins.

South Africa: Hotels and Gaming

Financial summary	2007	2006	%
Revenue (share of associate) (US$m)	340	321	6
EBITA (US$m)	100	84	19
EBITA margin (%)	29.3	26.1	
Revenue per available room (Revpar) - US$	$62.21	$55.87	11

SABMiller is a 49% shareholder in the Tsogo Sun group. The performance of Tsogo Sun continued to be assisted by a buoyant South African economy. The casino industry in general and Tsogo Sun Gaming in particular have shown real growth in revenue. The South African hotel industry has reported one of its best years on the back of a robust local economy and growth in international arrivals. Strong demand coupled with limited capacity growth to date, is underpinning significant real growth in average room rates.

The improved level of trading, assisted by good cost controls, resulted in a strong improvement in EBITA and margins.

Financial review

New accounting standards and restatements

The accounting policies followed are the same as those published within the Annual Report and Accounts for the year ended 31 March 2006 amended for the changes set out in note 1, which had no impact on group results. The Annual Report and Accounts are available on the company's website, www.sabmiller.com. The balance sheet as at 31 March 2006 has been restated for further adjustments relating to initial accounting for business combinations, further details of which are provided in note 10.

Segmental analysis

The group's operating results on a segmental basis are set out in the segmental analysis of operations, and the disclosures are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. SABMiller believes that the reported profit measures - before exceptional items and amortisation of intangible assets (excluding software), and including associates on a similar basis (i.e. before interest, tax and minority interests) - provide to shareholders additional information on trends and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Accounting for volumes

In the determination and disclosure of reported sales volumes, the group aggregates 100% of the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests

with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Contract brewing volumes are excluded from total volumes, but revenue from contract brewing is included within revenue. Reported volumes exclude intra-group sales volumes.

Organic, constant currency comparisons

The group discloses certain results on an organic, constant currency basis, to show the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first twelve months' results of acquisitions and investments and the last twelve months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2007 at the exchange rates for the comparable period in the prior year.

Acquisitions and disposals

On 3 July 2006, the group announced that it had entered into an agreement to acquire the Sparks and Steel Reserve brands from US contract brewing partner McKenzie River Corporation for a cash consideration of US$215 million. This transaction was completed on 11 August 2006.

On 4 August 2006, the group announced that it had entered into an agreement to acquire a 100% interest in the Foster's operation and brand in India at a cost of US$127 million. This transaction was completed on 12 September 2006.

On 10 August 2006, the group announced that it had entered into a 50/50 joint venture with Coca-Cola Amatil to import, market and distribute SABMiller's international premium brands in Australia. The joint venture, Pacific Beverages Pty Ltd, commenced operations in December 2006.

During the year the group has also continued to purchase further minority shareholdings in Colombia, Peru and Ecuador.

Exceptional items

Items that are material either by size or incidence are classified as exceptional items. Further details on the treatment of these items can be found in note 3.

Exceptional charges of US$93 million were reported during the year. Of these, $69 million relates to integration and restructuring costs incurred in Latin America of which US$64 million (2006: US$11 million) was incurred in the region and US$5 million (2006: US$4 million) in the corporate centre. Europe has also reported a net exceptional cost of US$24 million. This comprises a profit on the disposal of land in Naples of US$14 million less integration costs of US$7 million principally incurred in Slovakia, and an adjustment to goodwill at Birra Peroni. As required under IFRS, to the extent that a business is able to utilise, after an acquisition, previously unrecognised deferred tax assets, an adjustment to goodwill is required with a compensating adjustment to tax. During the year we have recorded such an adjustment for US$31 million and this has been included within exceptional items.

Borrowings and net debt

Gross debt at 31 March 2007, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, has decreased to US$7,358 million from US$7,775 million at 31 March 2006 (as restated for the finalisation of the South America opening balance sheet). Net debt comprising gross debt net of cash and cash equivalents and loan participation deposits has decreased to US$6,877 million from US$7,107 million at 31 March 2006 (as restated) reflecting the cash generated by the group less capital investments. An analysis of net debt is provided in note 9. The group's gearing (presented as a ratio of debt/equity) has decreased to 45.8% from 52.3% at 31 March 2006 (as restated). The weighted average interest rate for the gross debt portfolio at 31 March 2007 was 7.6% (2006: 6.9%).

On 27 June 2006, SABMiller plc successfully raised US$1,750 million of new debt through the issue of a US$300 million 3 year Floating Rate Note at US LIBOR plus 30 basis points, a US$600 million 6.2% 5 year bond and a US$850 million 6.5% 10 year bond. The proceeds of these issuances were used to refinance amounts drawn under committed facilities related to the Bavaria transaction.

Further progress has been made in the restructuring of debt in the Bavaria group, with US$500 million 144A bonds and US$150 million (equivalent Colombian pesos) related to a securitisation programme repaid in May 2006 and in October 2006 respectively.

The group has further diversified its sources of financing by launching, on 12 October 2006, a US$1,000 million commercial paper programme. This programme also increases the flexibility of the group's financing arrangements at a lower cost of debt.

Finance costs

Net finance costs increased to US$428 million, a 43% increase on the prior year's US$299 million, reflecting an increase in net debt primarily due to the transaction with Bavaria. Interest cover, based on pre-exceptional profit before interest and tax, has reduced to 7.8 times from 9.2 times in the prior year.

Profit before tax

Adjusted profit before tax of $3,154 million increased by 20% reflecting the consolidation of the investment in Bavaria for a full year and performance improvements across the businesses. On a statutory basis, profit before tax of US$2,804 million was only up 14% on prior year reflecting the impact of exceptional items noted above.

Taxation

The effective tax rate of 34.5%, before amortisation of intangible assets (excluding software) and exceptional items, is above that of the prior year, principally reflecting a different mix of profits across the group, including South America for a full year, together with adjustments in respect of prior years partially offset by improved tax efficiencies and some rate reductions in certain jurisdictions.

Earnings per share

The group presents adjusted basic earnings per share to exclude the impact of amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted basic earnings per share of 120.0 US cents were up 10% on the prior year, reflecting the improved performance noted above. An analysis of earnings per share is shown in note 5 to the financial statements.

Goodwill and intangible assets

Additional goodwill has arisen on the acquisition of further minority shareholdings in Colombia, Peru and Ecuador and on the Foster's acquisition in India.

Intangible assets increased by US$305 million principally due to the brands acquired as part of the purchase of the Sparks and Steel Reserve brands in North America and the Foster's brand in India.

Cash flow

Net cash generated from operating activities before working capital movement (EBITDA) increased by 20% to US$4,031 million compared to the prior year. The ratio of EBITDA to revenue is 22% (2006: 22%). Net cash generated from operations including working capital movements is up 22%.

Currencies: South African rand/Colombian peso

The rand has declined against the US dollar during the year and ended the financial year at R7.29 to the US dollar, whilst the weighted average rand/dollar rate worsened by 10% to R7.06 compared with R6.41 in the prior year. The Colombian peso (COP) declined by almost 2% against the US dollar compared to the post-acquisition period of the prior year but ended the financial year at COP2,190 to the US dollar, compared with COP2,292 at 31 March 2006.

Dividend

The board has proposed a final dividend of 36.0 US cents per share for the year. Shareholders will be asked to approve this recommendation at the annual general meeting, which will be held on 31 July 2007. If approved, the dividend will be payable on 7 August 2007 to shareholders registered on the London and Johannesburg registers on 13 July 2007. The ex-dividend trading dates will be 11 July 2007 on the London Stock Exchange (LSE) and 9 July 2007 on the JSE Limited (JSE). As the group reports in US dollars, dividends are declared in US dollars. They are payable in South African rand to shareholders on the Johannesburg register, in US dollars to shareholders on the London register with a registered address in the United States (unless mandated otherwise), and in sterling to all remaining shareholders on the London register.

The rate of exchange applicable on 28 June 2007 will be used for US dollar conversion into South African rand and the rate of exchange on 17 July 2007 will be used for US dollar conversion into sterling. Currency conversion announcements will be made on the JSE's Stock Exchange News Service and on the LSE's Regulatory News Service, indicating the rates of exchange to be applied, on 29 June 2007 and on 18 July 2007, respectively.

From the close of business on 28 June 2007 until the close of business on 13 July 2007, no transfers between the London and Johannesburg registers will be permitted, and from the close of business on 6 July 2007 until the close of business on 13 July 2007, no shares may be dematerialised or rematerialised.

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders in early July 2007 and the annual general meeting of the company will be held at the Intercontinental Park Lane Hotel in London at 11:00 on 31 July 2007.

SABMiller plc
CONSOLIDATED INCOME STATEMENT
for the year ended 31 March

	Notes	2007 Unaudited US$m	2006 Unaudited US$m
Revenue	2	18,620	15,307
Net operating expenses		(15,593)	(12,732)
Operating profit	2	3,027	2,575
Operating profit before exceptional items		3,120	2,590
Exceptional items	3	(93)	(15)

Net finance costs		(428)	(299)
Interest payable and similar charges		(668)	(377)
Interest receivable		240	78
Share of post-tax results of associates		205	177
Profit before taxation		2,804	2,453
Taxation	4	(921)	(779)
Profit for the financial period		1,883	1,674
Profit attributable to minority interests		234	234
Profit attributable to equity shareholders		1,649	1,440
		1,883	1,674
Basic earnings per share (US cents)	5	110.2	105.0
Diluted earnings per share (US cents)	5	109.5	104.3

All operations are continuing.

SABMiller plc
CONDENSED CONSOLIDATED BALANCE SHEET
at 31 March

	Notes	2007 Unaudited US$m	2006* Unaudited US$m
Assets			
Non-current assets			
Goodwill	7	13,250	12,814
Intangible assets	7	3,901	3,596
Property, plant and equipment		6,750	6,337
Investments in associates		1,351	1,133
Available for sale investments		52	43
Derivative financial instruments		34	3
Trade and other receivables		181	86
Deferred tax assets		164	274
		25,683	24,286
Current assets			
Inventories		928	878
Trade and other receivables		1,471	1,225
Current tax assets		103	54
Derivative financial instruments		6	4
Loan participation deposit		-	196
Cash and cash equivalents	9	481	472
		2,989	2,829
Assets in disposal groups held for sale		64	-
		3,053	2,829
Total assets		28,736	27,115
Liabilities			
Current liabilities			
Derivative financial instruments		(5)	(3)
Borrowings	9	(1,711)	(1,950)

Trade and other payables		(2,746)	(2,414)
Current tax liabilities		(429)	(316)
Provisions		(266)	(182)
		(5,157)	(4,865)
Liabilities directly associated with disposal groups held for sale		(19)	-
		(5,176)	(4,865)
Non-current liabilities			
Derivative financial instruments		(204)	(175)
Borrowings	9	(5,520)	(5,652)
Trade and other payables		(269)	(272)
Deferred tax liabilities		(1,393)	(1,437)
Provisions		(1,173)	(1,129)
		(8,559)	(8,665)
Total liabilities		(13,735)	(13,530)
Net assets		15,001	13,585
Equity			
Total shareholders' equity		14,406	13,043
Minority interests		595	542
Total equity		15,001	13,585

*As restated (see note 10).

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March

	Notes	2007 Unaudited US$m	2006 Audited US$m
Cash flows from operating activities			
Cash generated from operations	8	4,018	3,291
Interest received		231	80
Interest paid		(719)	(401)
Tax paid		(801)	(869)
Net cash from operating activities		2,729	2,101
Cash flows from investing activities			
Purchase of property, plant and equipment		(1,191)	(999)
Proceeds from sale of property, plant and equipment		110	48
Purchase of intangible assets		(270)	(33)
Purchase of investments		(3)	(7)
Proceeds from sale of investments		1	5
Proceeds from sale of associates		81	-
Proceeds on disposal of shares in subsidiaries		7	-
Acquisition of subsidiaries (net of cash acquired)		(131)	(717)
Purchase of shares from minorities		(200)	(2,048)
Purchase of shares in associates		(186)	(1)
Repayment of funding by associates		-	122
Dividends received from associates		102	71
Dividends received from other investments		1	2
Net cash used in investing activities		(1,679)	(3,557)

Cash flows from financing activities

Proceeds from the issue of shares		38	30
Purchase of own shares for share trusts		(30)	(8)
Proceeds from borrowings		5,126	3,002
Repayment of borrowings		(5,663)	(900)
Net repayments of capital element of finance lease		(7)	(28)
(Decrease) / increase in loan participation deposit		200	(196)
Net cash receipts on net investment hedges		42	-
Dividends paid to shareholders of the parent		(681)	(520)
Dividends paid to minority interests		(161)	(167)
Net cash generated / (used) in financing activities		(1,136)	1,213
Net cash from operating, investing and financing activities		(86)	(243)
Effects of exchange rate changes		(18)	11
Net (decrease) / increase in cash and cash equivalents		(104)	(232)
Cash and cash equivalents at 1 April		398	630
Cash and cash equivalents at 31 March	9	294	398

SABMiller plc
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 31 March

	2007 Unaudited US$m	2006 Unaudited US$m
Currency translation differences on foreign currency net investments	362	(128)
Actuarial (losses) / gains on defined benefit plans	(5)	42
Fair value moves on available for sale investments	7	-
Tax on items taken directly to equity	2	(17)
Net investment hedges	(2)	(2)
Net gains / (losses) recognised directly in equity	364	(105)
Profit for the year	1,883	1,674
Total recognised income for the year	2,247	1,569
- attributable to equity shareholders	2,010	1,360
- attributable to minority interests	237	209

More to follow, for following part double-click [nRN2Q7530W]

RNS Number:7530W
SABMiller PLC
Part 3 : For preceding part double-click [nRN1Q7530W]

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The preliminary announcement for the year ended 31 March 2007 has been prepared in accordance with the Listing Rules of the Financial Services Authority, International Accounting Standards and International Financial Reporting Standards (collectively IFRS), and International Financial Reporting Interpretation Committee (IFRIC) interpretations as adopted by the EU.

The financial information in this preliminary announcement is not audited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended). Group financial statements for 2007 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 16 May 2007. Statutory accounts for the year ended 31 March 2006, which were prepared in accordance with IFRS and IFRIC interpretations endorsed by the EU, have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act 1985.

The consolidated financial statements present the financial record for the years ended 31 March 2007 and 31 March 2006, as restated for further adjustments to initial accounting for business combinations (see note 10). The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a presentational perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars. The directors of the company regard the US dollar as the presentational currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars.

Accounting policies

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities.

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following IFRIC interpretations with effect from 1 April 2006. Adoption of these interpretations did not have a material effect on the financial statements of the Group.

- IFRIC 4 'Determining Whether an Arrangement Contains a Lease', provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied.
- IFRIC 7 'Applying the Restatement Approach' under IAS 29 'Financial Reporting in Hyperinflationary Economies', provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period.

The Group also applied the amendment to IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' which requires that financial guarantee contracts are accounted for as financial instruments, initially recognised at fair value. As the Group has no material external financial guarantees, the amendment did not have a material effect on the financial statements.

2. Segmental information (unaudited)

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group's performance.

Revenue	Segment revenue 2007 US$m	Share of associates' revenue 2007 US$m	Group revenue (including Associates) 2007 US$m	Segment revenue 2006 US$m	Share of associates' revenue 2006 US$m	Group revenue (including Associates) 2006 US$m
Latin America	4,373	19	4,392	2,153	12	2,165
Europe	4,078	-	4,078	3,258	-	3,258
North America	4,887	-	4,887	4,912	-	4,912
Africa and Asia	1,455	1,219	2,674	1,203	1,018	2,221
South Africa :						
- Beverages	3,827	447	4,274	3,781	423	4,204
- Hotels and Gaming	-	340	340	-	321	321
South Africa : Total	3,827	787	4,614	3,781	744	4,525
	18,620	2,025	20,645	15,307	1,774	17,081

Operating profit	Operating profit 2007 US$m	Exceptional Items 2007 US$m	Operating profit before exceptional items 2007 US$m	Operating profit 2006 US$m	Exceptional items 2006 US$m	Operating profit before Exceptional items 2006 US$m
Latin America	746	64	810	376	11	387
Europe	706	24	730	567	-	567
North America	366	-	366	454	-	454
Africa and Asia	272	-	272	257	-	257
South Africa : Beverages	1,043	-	1,043	1,011	-	1,011
Corporate	(106)	5	(101)	(90)	4	(86)
	3,027	93	3,120	2,575	15	2,590

EBITA	Operating profit before exceptional items 2007 US$m	Share of associates' operating profit before exceptional items 2007 US$m	Amortisation of intangible assets (excluding software) 2007 US$m	EBITA 2007 US$m	Operating profit before exceptional items 2006 US$m	Share of associates' operating profit before exceptional items 2006 US$m	Amortisation of intangible assets (excluding software) 2006 US$m	EBITA 2006 US$m
Latin America	810	-	105	915	387	-	49	436
Europe	730	-	3	733	567	-	2	569
North America	366	-	9	375	454	-	-	454
Africa and Asia	272	193	2	467	257	164	1	422
South Africa:								
- Beverages	1,043	59	-	1,102	1,011	51	-	1,062
- Hotels and Gaming	-	100	-	100	-	84	-	84
South Africa :Total	1,043	159	-	1,202	1,011	135	-	1,146
Corporate	(101)	-	-	(101)	(86)	-	-	(86)

Group	3,120	352	119	3,591	2,590	299	52	2,941

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

	2007 US$m	2006 US$m
Share of associates' operating profit before exceptional items	352	299
Share of associates' interest	(9)	(16)
Share of associates' tax	(102)	(81)
Share of associates' minority interests	(36)	(25)
	205	177

The following table provides a reconciliation of EBITDA (the net cash inflow from operating activities before working capital movements) before cash exceptional items to EBITDA after cash exceptional items. A reconciliation of profit for the year for the Group to EBITDA after cash exceptional items for the Group can be found in note 8.

EBITDA	EBITDA before cash exceptional items 2007 US$m	Cash exceptional items 2007 US$m	EBITDA 2007 US$m	EBITDA before cash exceptional items 2006 US$m	Cash exceptional items 2006 US$m	EBITDA 2006 US$m
Latin America	1,147	(25)	1,122	574	(4)	570
Europe	936	(7)	929	733	-	733
North America	510	-	510	591	-	591
Africa and Asia	340	-	340	321	-	321
South Africa:						
Beverages	1,200	-	1,200	1,205	-	1,205
Corporate	(65)	(5)	(70)	(68)	(4)	(72)
Group	4,068	(37)	4,031	3,356	(8)	3,348

Excise duties of US$3,758 million (2006: US$2,929 million) have been incurred during the year as follows: Latin America US$1,092 million (2006: US$502 million); Europe US$784 million (2006: US$607 million); North America US$856 million (2006: US$879 million); Africa and Asia US$321 million (2006: US$243 million) and South Africa US$705 million (2006: US$698 million).

Total assets	Segment assets 2007 US$m	Investment in associates 2007 US$m	Unallocated assets 2007 US$m	Total assets 2007 US$m	Segment assets 2006 US$m	Investment in associates 2006 US$m	Unallocated assets 2006 US$m	Total assets 2006 US$m
Latin America	12,575	5	-	12,580	12,092	73	-	12,165
Europe	4,232	-	-	4,232	3,582	-	-	3,582
North America	6,072	-	-	6,072	5,732	-	-	5,732
Africa and Asia	1,562	1,045	-	2,607	1,218	721	-	1,939
South Africa	2,074	301	-	2,375	2,331	339	-	2,670
Corporate	575	-	-	575	699	-	-	699
Unallocated assets	-	-	295	295	-	-	328	328
Group	27,090	1,351	295	28,736	25,654	1,133	328	27,115

Total liabilities	Segment liabilities 2007 US$m	Unallocated liabilities 2007 US$m	Total liabilities 2007 US$m	Segment liabilities 2006 US$m	Unallocated liabilities 2006 US$m	Total liabilities 2006 US$m
Latin	1,226	-	1,226	1,072	-	1,072

America						
Europe	874	-	874	644	-	644
North America	1,272	-	1,272	1,303	-	1,303
Africa and Asia	329	-	329	190	-	190
South Africa	592	-	592	607	-	607
Corporate	234	-	234	184	-	184
Unallocated liabilities	-	9,208	9,208	-	9,530	9,530
Group	4,527	9,208	13,735	4,000	9,530	13,530

Capital expenditure	Capital expenditure excluding acquisitions 2007 US$m	Acquisition activity 2007 US$m	Total capital expenditure* 2007 US$m	Capital expenditure excluding acquisitions 2006 US$m	Acquisition activity 2006 US$m	Total capital expenditure* 2006 US$m
Latin America	372	-	372	161	5,473	5,634
Europe	374	7	381	279	21	300
North America**	155	215	370	146	-	146
Africa and Asia	144	48	192	110	107	217
South Africa	230	-	230	280	-	280
Corporate	12	-	12	44	-	44
Group	1,287	270	1,557	1,020	5,601	6,621

* Capital expenditure is defined as the acquisition and addition of intangible assets (excluding goodwill) and property, plant and equipment.

** The Sparks and Steel Reserve brands have been reflected within acquisition activity for segmental reporting purposes.

3. Exceptional items

	2007 Unaudited US$m	2006 Unaudited US$m
Subsidiaries' exceptional items included in operating profit:		
Latin America		
Bavaria integration and restructuring costs	(64)	(11)
Europe		
Integration and restructuring costs	(7)	-
Profit on sale of land in Italy	14	-
Adjustment to goodwill	(31)	-
	(24)	-
Corporate		
Bavaria integration costs	(5)	(4)
Exceptional items included within operating profit	(93)	(15)
Taxation credit	30	5

2007

Latin America and Corporate

Integration and restructuring costs associated with the consolidation of Bavaria

S.A. of US$69 million were incurred during the year.

Europe

Integration and restructuring costs of US$7 million associated with the consolidation of Pivovar Topvar a.s. and the relocation of the Europe hub office to Zug were incurred during the year.

In November 2006, the Naples brewery site was sold for US$28 million giving rise to a profit of US$14 million.

During the year the Group recognised deferred tax assets that had previously not been recognised on the acquisition of Birra Peroni. In accordance with IAS12, Income Taxes, when deferred tax assets on losses not previously recognised on acquisition are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. This deferred tax asset has been substantially utilised during the year.

2006

Latin America and Corporate

Integration and restructuring costs associated with the consolidation of Bavaria of US$15 million were incurred during the year.

4. Taxation

	2007 Unaudited US$m	2006 Unaudited US$m
Current taxation	780	701
- Charge for the year (UK corporation tax: nil charge (2006: US$29 million charge))	833	717
- Adjustments in respect of prior years	(53)	(16)
Withholding taxes and other taxes	119	78
Total current taxation	899	779
Deferred taxation	22	-
- Charge for the year (UK corporation tax: US$9 million charge (2006: US$6 million charge))	82	7
- Adjustments in respect of prior years	5	(5)
- Recognition of deferred tax asset in connection with the acquisition of Birra Peroni	(31)	-
- Rate change	(34)	(2)
	921	779
Effective tax rate, before amortisation of intangibles (excluding software and exceptional items) (%) *	34.5	33.6

* The effective tax rate is calculated including share of associates' operating profit before exceptional items after net finance costs and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

5. Earnings per share

	2007 Unaudited US cents	2006 Unaudited US cents
Basic earnings per share	110.2	105.0
Diluted earnings per share	109.5	104.3

Headline earnings per share	116.4	108.3
Adjusted basic earnings per share	120.0	109.1
Adjusted diluted earnings per share	119.3	108.4

The weighted average number of shares was:

	2007 Unaudited Millions of shares	2006 Unaudited Millions of shares
Ordinary shares	1,500	1,376
ESOP trust ordinary shares	(4)	(4)
Basic shares	1,496	1,372
Dilutive ordinary shares from share options	9	9
Diluted shares	1,505	1,381

Adjusted and headline earnings

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2007 Unaudited US$m	2006 Unaudited US$m
Profit for the financial year attributable to equity holders of the parent	1,649	1,440
Early redemption penalty in respect of private placement notes	-	13
(Profit)/loss on fair value movements on capital items *	(10)	5
Intangible amortisation excluding capitalised software	119	52
Impairment of property, plant and equipment	13	4
Profit on sale of property, plant and equipment and investments	(20)	(5)
Adjustment to goodwill	31	-
Tax effects of the above items	(43)	(19)
Minority interests' share of the above items	2	(6)
Headline earnings (basic)	1,741	1,484
Integration/reorganisation costs (net of tax effects)	55	13
Adjusted earnings	1,796	1,497

* This does not include all fair value movements but includes those in relation to capital items for which hedge accounting cannot be applied.

6. Dividends

Dividends paid are as follows:

Equity	2007 Unaudited US$m	2006 Unaudited US$m
2006 Final dividend paid: 31.0 US cents (2005: 26.0 US cents) per ordinary share	472	328
2007 Interim dividend paid: 14.0 US cents (2006: 13.0 US cents) per ordinary share	209	192

	681	520

In addition, the directors are proposing a final dividend of 36.0 US cents per share in respect of the financial year ended 31 March 2007, which will absorb an estimated US$541 million of shareholders' equity. The dividends will be paid on 7 August 2007 to shareholders registered on the London and Johannesburg registers on 13 July 2007.

7. Goodwill and intangible assets

	Goodwill * Unaudited US$m	Intangible assets Unaudited US$m
Net book amount		
At 1 April 2005	7,181	122
Exchange adjustments	(76)	(17)
Acquisitions and net additions during the year	5,716	3,596
Amortisation	-	(105)
Adjustments to purchase consideration	(7)	-
At 31 March 2006	12,814	3,596
Exchange adjustments	278	159
Acquisitions - through business combinations	199	44
Additions - separately acquired	-	276
Amortisation	-	(162)
Adjustment on recognition of deferred tax assets in connection with the acquisition of Birra Peroni	(31)	-
Transfer to disposal groups	(10)	(12)
At 31 March 2007	13,250	3,901

* As restated (see note 10).

Goodwill

2007

Additional goodwill arising on the consolidation of subsidiary undertakings was due to the acquisition of the Foster's business in India and minority purchases in Latin America.

2006

Additional goodwill arising on the consolidation of subsidiary undertakings principally arose due to the Bavaria transaction on 12 October 2005 which resulted in US$4,317 million of goodwill, the acquisition of additional minority interests in Colombia and Peru which resulted in additional goodwill of US$942 million, the consolidation of 99% of the brewing interests of the Shaw Wallace group in the India investment resulting in US$315 million of goodwill and the acquisitions of the remaining minority interests in Bevco (Central America) and Plzensky Prazdroj a.s. (Czech) which resulted in additional goodwill of US$107 million.

Intangible assets

2007

Brands acquired during the year include the Sparks and Steel Reserve brands in the U.S. and the Foster's brand in India.

2006

Intangible assets acquired during the year principally comprised brands with a value of US$3,480 million which were recognised as a result of the Bavaria transaction.

8. Reconciliation of profit for the year to net cash generated from operations

	2007 Unaudited US$m	2006 Unaudited US$m
Profit for the financial period	1,883	1,674

Taxation	921	779
Share of post-tax results of associates	(205)	(177)
Interest receivable	(240)	(78)
Interest payable and similar charges	668	377
Operating profit	3,027	2,575
Depreciation:		
Property, plant and equipment	550	444
Containers	187	111
Container breakages, shrinkage and write-offs	44	77
Profit on sale of property, plant and equipment	(6)	(5)
Exceptional profit on sale of property, plant and equipment (Europe)	(14)	-
Impairment of property, plant and equipment	13	4
Amortisation of intangible assets	162	105
Unrealised net (loss)/gain from derivatives	(2)	5
Dividends received from other investments	(1)	(3)
Charge with respect to share options	31	17
Restructuring and integration costs (Latin America)	10	7
Adjustment to goodwill (Europe)	31	-
Other non-cash movements	(1)	11
Net cash generated from operations before working capital movements (EBITDA)	4,031	3,348
Increase in inventories	(73)	(78)
Increase in receivables	(294)	(67)
Increase in payables	319	86
Increase / (decrease) in provisions	21	(31)
Increase in post-retirement provisions	14	33
Net cash generated from operations	4,018	3,291

Cash generated from operations include cash flows relating to exceptional items of US$37 million in respect of South America and European integration and restructuring costs (2006: US$8 million).

9. Analysis of net debt (unaudited)

	Cash and cash equivalents (excluding overdrafts)	Loan participation deposit	Overdrafts	Borrowings	Derivative financial instruments	Finance leases	Total gross borrowings	Net debt
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April 2005	1,143	-	(513)	(2,833)	12	(19)	(3,353)	(2,210)
Exchange adjustments	(2)	-	13	62	-	-	75	73
Cash flow	(651)	196	179	(2,102)	-	28	(1,895)	(2,350)
Acquisitions (as restated - see note 10)	232	-	(3)	(2,662)	(138)	(36)	(2,839)	(2,607)
Other non-cash movements	-	-	-	34	(47)	-	(13)	(13)
At 31 March 2006*	722	196	(324)	(7,501)	(173)	(27)	(8,025)	(7,107)
Exchange adjustments	(24)	4	6	(47)	-	(1)	(42)	(62)
Cash flow	(220)	(200)	133	537	28	7	705	285
Acquisitions	3	-	(2)	-	-	-	(2)	1
Transfer to disposal groups	-	-	-	2	-	2	4	4
Other non-cash movements	-	-	-	(20)	18	4	2	2
At 31 March 2007	481	-	(187)	(7,029)	(127)	(15)	(7,358)	(6,877)

* Reconciliation of borrowings and cash and cash equivalents (excluding overdrafts) from the Cash Flow to the Balance Sheet:

	Cash and cash equivalents (excluding overdrafts)	Total gross borrowings
	US$m	US$m

Cash flow at 31 March 2006	722	(8,025)
Legal right of offset	(250)	250
Balance sheet at 31 March 2006	472	(7,775)

Cash and cash equivalents on the Balance Sheet are reconciled to cash and cash equivalents on the Cash Flow as follows:

	As at 31/3/07 US$m	As at 31/3/06 US$m
Cash and cash equivalents (Balance Sheet)	481	472
Overdrafts	(187)	(324)
Legal right of offset	-	250
Cash and cash equivalents (Cash Flow)	294	398

The group's net debt is denominated in the following currencies:

	US dollars US$m	SA rand US$m	Euro US$m	Colombian peso US$m	Other currencies US$m	Total US$m
Total cash and cash equivalents	174	46	28	45	179	472
Loan participation deposit	-	-	-	-	196	196
Total gross borrowings	(4,418)	(225)	(253)	(2,051)	(828)	(7,775)
Net debt at 31 March 2006	(4,244)	(179)	(225)	(2,006)	(453)	(7,107)
Total cash and cash equivalents	129	19	36	77	220	481
Total gross borrowings	(4,580)	(389)	(267)	(1,384)	(738)	(7,358)
Net debt at 31 March 2007	(4,451)	(370)	(231)	(1,307)	(518)	(6,877)

10. Business combinations

The initial accounting under IFRS 3, 'Business Combinations', for the Bavaria transaction had not been completed as at 31 March 2006. During the period ended 11 October 2006, adjustments to provisional fair values in respect of the Bavaria transaction were made. As a result comparative information for the year ended 31 March 2006 has been presented as if the further adjustments to provisional fair values had been made from the transaction date of 12 October 2005. The impact on the prior period Income Statement has been reviewed and no material adjustments to the Income Statement as a result of the adjustments to provisional fair values are required and therefore there is no adjustment to basic or diluted earnings per share. The following table reconciles the impact on the Balance Sheet reported for the year ended 31 March 2006 to the comparative Balance Sheet presented in this preliminary announcement.

Balance Sheet

	At 31/3/06 Audited US$m	Adjustments to provisional fair values Unaudited US$m	At 31/3/06 As restated Unaudited US$m
Assets			
Non-current assets			
Goodwill	12,539	275	12,814

Intangible assets	3,596	-	3,596
Property, plant and equipment	6,340	(3)	6,337
Other non-current assets	1,476	63	1,539
	23,951	335	24,286
Current assets			
Inventories	881	(3)	878
Trade and other receivables	1,218	7	1,225
Other current assets	726	-	726
	2,825	4	2,829
Total assets	26,776	339	27,115
Liabilities			
Current liabilities			
Trade and other payables	(2,473)	59	(2,414)
Other current liabilities	(2,334)	(117)	(2,451)
	(4,807)	(58)	(4,865)
Non-current liabilities			
Trade and other payables	(63)	(209)	(272)
Provisions	(1,088)	(41)	(1,129)
Other non-current liabilities	(7,219)	(45)	(7,264)
	(8,370)	(295)	(8,665)
Total liabilities	(13,177)	(353)	(13,530)
Net assets	13,599	(14)	13,585
Total equity	13,599	(14)	13,585

Business combinations becoming effective during the period

On 12 September 2006 SABMiller plc, through its wholly-owned subsidiary SABMiller (A&A 2) Limited, completed the acquisition of a 100% interest in Foster's India for a cash consideration of approximately US$127 million on a cash-free debt-free basis. Under the terms of the transaction, SABMiller assumed ownership of all Foster's assets in India, including the Foster's brand in the territory.

11. Share capital

During the year ended 31 March 2007 4,342,988 ordinary shares (2006: 3,673,590 ordinary shares) were allotted and issued in accordance with the group's share purchase, option and award schemes.

12. Post balance sheet events

The Group completed the sale of Embotelladora Centroamericana S.A., its Pepsi bottling operation in Costa Rica, on the 27 April 2007.

SABMiller plc
FORWARD-LOOKING STATEMENTS

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") or any other securities of the Company in any jurisdiction or an inducement to enter into investment activity.

This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any

change in events, conditions or circumstances on which any such statement is based.

SABMiller plc
ADMINISTRATION

SABMiller plc

(Registration No. 3528416)

Company Secretary

John Davidson

Registered Office

SABMiller House

Church Street West

Woking

Surrey, England

GU21 6HS

Telefax +44 1483 264103

Telephone +44 1483 264000

Head Office

One Stanhope Gate

London, England

W1K 1AF

Telefax +44 20 7659 0111

Telephone +44 20 7659 0100

Internet address

http://www.sabmiller.com

Investor Relations

investor.relations@sabmiller.com

Telephone +44 20 7659 0100

Independent Auditors

PricewaterhouseCoopers LLP

1 Embankment Place

London, England

WC2N 6RH

Telefax +44 20 7822 4652

Telephone +44 20 7583 5000

Registrar (United Kingdom)

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent, England

BR3 4TU

Telefax +44 20 8658 3430

Telephone +44 20 8639 2157 (outside UK)

Telephone 0870 162 3100 (from UK)

Registrar (South Africa)

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street, Johannesburg

PO Box 61051

Marshalltown 2107

South Africa

Telefax +27 11 370 5487

Telephone +27 11 370 5000

United States ADR Depositary

The Bank of New York

ADR Department

101 Barclay Street

New York, NY 10286

United States of America

Telefax +1 212 815 3050

Telephone +1 212 815 2051

Internet: http:// www.bankofny.com

Toll free +1 888 269 2377 (USA & Canada only)

END
FR FGGMKGNDGNZG

RECEIVED

RNS Number:9380W
SABMiller PLC
21 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities/directors*

E A G MACKAY*
M I WYMAN*
N J ADAMI
A J CLARK
S M CLARK
J DAVIDSON
N T FELL
N T LONG
J NEL
A C PARKER
B J K SMITH
C A VAN KRALINGEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18 MAY 2007

18. Period during which or date on which it can be exercised

1-10 YEARS FROM DATE OF GRANT in USA (N J ADAMI ONLY)

OTHERWISE 3-10 YEARS FROM DATE OF GRANT

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Ordinary shares of US$0.10 each

	Number of Ordinary Shares granted on 18 May 2007
E A G MACKAY*	230,000
M I WYMAN*	140,000
N J ADAMI	150,000

A J CLARK	100,000
S M CLARK	50,000
J DAVIDSON	45,000
N T FELL	60,000
N T LONG	190,000
J NEL	60,000
A C PARKER	75,000
B J K SMITH	100,000
C A VAN KRALINGEN	100,000

*DIRECTORS

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£11.67 per share

22. Total number of shares or debentures over which options held following notification

E A G MACKAY*	1,862,524
M I WYMAN*	759,500
N J ADAMI	831,787
A J CLARK	403,751
S M CLARK	237,999
J DAVIDSON	90,000
N T FELL	120,000
N T LONG	335,062
J NEL	371,574
A C PARKER	400,826
B J K SMITH	492,735
C A VAN KRALINGEN	511,381

*DIRECTORS

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS +44 (0)1483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, GENERAL COUNSEL AND COMPANY SECRETARY

Date of notification

21 May 2007

END

END
RDSEAFSFAAFXEFE

RNS Number:9547W
SABMiller PLC
21 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR J. NEL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES ONLY TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES ONLY TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 33,718

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares

acquired

156,989

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

156,989

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

Exercise of 8,673 SHARE OPTIONS @ £5.17 per share

EXERCISE OF 18,494 SHARE OPTIONS @ £4.11 PER SHARE

EXERCISE OF 18,352 SHARE OPTIONS @ £5.16 PER SHARE

EXERCISE OF 43,821 SHARE OPTIONS @ £5.705 PER SHARE

EXERCISE OF 67,649 SHARE OPTIONS @ £4.1575 PER SHARE

SALE OF 156,989 SHARES @ £11.841991 PER SHARE

14. Date and place of transaction

21 MAY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GREENWOOD NOMINEES LIMITED 33,718

16. Date issuer informed of transaction

21 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS, COMPANY SECRETARIAL OFFICER: 01483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, GENERAL COUNSEL AND COMPANY SECRETARY

Date of notification

21 MAY 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEADSFADKXEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 23/05/2007

RNS Number:1008X
SABMiller PLC
23 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR J. NEL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES ONLY TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES ONLY TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 33,718

8 State the nature of the transaction

EXERCISE OF SHARE OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

49,205

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

49,205

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

EXERCISE OF 49,205 SHARE OPTIONS @ £6.605 PER SHARE

SALE OF 49,205 SHARES @ £11.827673 PER SHARE

14. Date and place of transaction

22 MAY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GREENWOOD NOMINEES LIMITED 33,718

16. Date issuer informed of transaction

22 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS, COMPANY SECRETARIAL OFFICER: 01483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification

23 MAY 2007

END

END
RDSEAASDAEPXEFE

(9)

RNS Number:0861X
SABMiller PLC
24 May 2007

24 May 2007

SABMiller plc

Change in Director's Particulars

In accordance with Listing Rule LR9.6.13R(1), SABMiller plc announces that its non-executive director, Mr Miles Morland, has been appointed as a director and chairman of The Ukraine Opportunity Trust plc.

John Davidson

Group Company Secretary and General Counsel

END
RDNSEMFSDSWSEEI

RNS Number:2387X
SABMiller PLC
25 May 2007

SABMiller plc

Notification of Transactions of Directors/PDMR's in accordance with DTR3.1

EBT Release

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 24 May 2007 that it had on 21 May 2007 exercised its discretion and released 221,399 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme. These shares relate to conditional awards made on 21 May 2004 to the directors and PDMRs named below.

The shares were released in line with the Remuneration Committee's decision on 15 May 2007 that 62.5% of the performance shares would vest on the third anniversary date of the award, having partially achieved the TSR performance condition and recognising that all the persons named below would still be in service on the anniversary date.

Name of Directors and PDMR's	Shares released to Director/ PDMR	Shares sold / sufficient shares sold to meet PAYE and NIC liability (where applicable)	Shares retained by Director/ PDMR	Revised Total Beneficial holding following EBT release and sale
E.A.G. Mackay	69,595	28,534	41,061	607,348
M.I. Wyman	31,936	13,094	18,842	387,829
N.J. Adami	35,831	15,479	20,352	184,429
A.J. Clark	16,423	5,995	10,428	41,298
S.M. Clark	15,613	6,402	9,211	29,957
J. Nel	18,452	7,566	10,886	44,604
A.C. Parker	16,110	16,110	0	80,176
C.A. van Kralingen	17,439	6,976	10,463	33,388

Price per share for shares sold: £11.80

Date of sale: 21 May 2007

Date company informed of sale: 24 May 2007

The shares sold on behalf of the directors and PDMR's either in entirety or to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,912,868 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Dr. A.J. Clark, Ms. S. Clark, Mr J. Davidson, Mr N.T. Fell, Mr. C.A. van Kralingen, Mr N.T. Long, Mr. J. Nel, Mr. A. C. Parker and Mr. B.J.K. Smith.

John Davidson
General Counsel and Group Company Secretary

END
RDSEAESSAFKXEFE

(11)

REG-SABMiller PLC Total Voting Rights
Released: 31/05/2007

RNS Number:4480X
SABMiller PLC
31 May 2007

SABMiller PLC

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 31 May 2007 its capital consists of 1,502,986,837 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,502,986,837, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson

General Counsel and Group Company Secretary

31 May 2007

END
TVROKKKQQBKDBPN

RNS Number:4955X
SABMiller PLC
31 May 2007

SABMiller plc

Share Award Scheme

The following Directors and Persons Discharging Managerial Responsibility ("PDMRs") notified the Company on 30 May 2007 that they had been conditionally awarded, on 18 May 2007, by the Trustee of the Company's Employees' Benefit Trust, nil cost conditional awards under the Company's Performance Share Award Schemes in respect of the numbers of US$0.10 ordinary shares in the Company as set out below. The release of shares is subject to satisfaction of the performance condition.

Director*/PDMR	Number of ordinary shares conditionally awarded on 18 May 2007	Total number of ordinary shares conditionally allocated under the Company's Performance Share Award Schemes as at 18 May 2007
E. A. G.Mackay*	230,000	565,676
M. I. Wyman*	140,000	327,554
N. J. Adami	150,000	435,206
A. J. Clark	100,000	234,873
S. M. Clark	50,000	121,739
J. Davidson	45,000	90,000
N. T. Fell	60,000	120,000
C. A. van Kralingen	100,000	225,113
N. T. Long	80,000	227,960
J. Nel	60,000	147,174
A. C. Parker	75,000	173,890
B. J. K. Smith	100,000	219,540

Name of contact and telephone number for queries
Holly Richards: 01483 264000

Name of duly authorised officer of issuer responsible for making notification
John Davidson, General Counsel & Group Company Secretary

Date of Notification
31 May 2007

END
MSCUASWRBURVORR

(13)

RNS Number:6341X
SABMiller PLC
01 June 2007

1 June 2007

SABMiller plc

Changes in particulars of non-executive directors

In accordance with Listing Rule LR9.6.14, SABMiller plc announces the following changes in the particulars of two non-executive directors.

Mr Cyril Ramaphosa has been appointed as a director and joint non-executive chairman of both Mondi plc and of Mondi Ltd (together the "Mondi Group").

The Mondi Group is currently part of Anglo American plc. The de-merger of the Mondi Group from Anglo American plc is subject to the approval of the shareholders of Anglo American plc and is expected to be de-merged during July 2007. The Mondi Group will have primary listings in both Johannesburg and London.

With effect from 1 September 2007 Mr John Manzoni will become the president and chief executive officer of Talisman Energy Inc., an upstream oil and gas company listed on both the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States.

Mr Manzoni will step down as a group managing director of BP plc and will leave BP on 31 August 2007.

John Davidson
Group Company Secretary and General Counsel

END
RDNSSUFDFSWSEFM

(14)

RNS Number:7102X
SABMiller PLC
04 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR A C PARKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 80,176

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares

acquired

23,119

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

23,119

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

EXERCISE OF 23,119 OPTIONS @ £6.605 PER SHARE

SALE OF 23,119 SHARES @ £12.16 PER SHARE

14. Date and place of transaction

1 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GREENWOOD NOMINEES LIMITED 80,176

16. Date issuer informed of transaction

4 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS, COMPANY SECRETARIAL OFFICER: +44(0)1483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification

4 JUNE 2007

END

END
RDSEAFKLEDLXEFE

REG-SABMiller PLC Sale of juice business

RNS Number:8102X
SABMiller PLC
05 June 2007

5 June 2007

SABMILLER COMPLETES SALE OF JUICE BUSINESS IN COLOMBIA

London and Johannesburg, 5 June 2007. SABMiller plc announces that on 31 May 2007, its Colombian subsidiary Bavaria S.A. completed the sale of its fruit juice business to the Colombian beverage company Postobon S.A.

Ends

Notes to editors:

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton	Senior Manager, Investor Relations	Tel: +44 20 7659 0113
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on

numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
DISZELFBDQBFBBQ

(16)

RECEIVED

2007 JUL 10 A 8:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:8155X
SABMiller PLC
05 June 2007

SABMiller plc

Notification of Transactions of Directors/PDMR's in accordance with DTR3.1

EBT Additional Award

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 4 June 2007 that it had on 31 May 2007 exercised its discretion and released 120,365 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme (the "Scheme").

On 15 July 2005 the company announced that the TSR performance condition had been achieved in respect of Scheme awards made on 31 May 2002. The directors/PDMR's elected to retain these vested awards with the EBT for a further two years. That period having expired, the trustee has awarded additional nil-cost awards to the directors/PDMR's. The numbers of additional shares awarded and those sold and retained by directors and PDMR's are set out below:

Name of Directors and PDMR's	Additional shares awarded to Director/ PDMR's	Shares sold / sufficient shares sold to meet PAYE and NIC liability (where applicable)	Shares retained by Director/ PDMR's	Revised Total Beneficial holding following EBT award and sale
E. A. G. Mackay	50,395	20,662	29,733	637,081
M. I. Wyman	23,335	9,568	13,767	401,596
N. J. Adami	13,858	5,987	7,871	192,300
A. J. Clark	5,847	2,135	3,712	45,010
J. Nel	8,764	3,594	5,170	49,774
A. C. Parker	9,775	9,775	0	89,842
B J K Smith	8,391	2,937	5,454	38,842

Price per share for shares sold: £11.97

Date of sale: 31 May 2007

Date company informed of sale: 4 June 2007

The shares sold on behalf of the directors and PDMR's either in entirety or to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,845,186 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Dr. A.J. Clark, Ms. S. Clark, Mr J. Davidson, Mr N.T. Fell, Mr. C.A. van Kralingen, Mr N.T. Long, Mr. J. Nel, Mr. A. C. Parker and Mr. B.J.K. Smith.

John Davidson
General Counsel and Group Company Secretary

END
RDSEALKSESXXEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 08/06/2007

RNS Number:0360Y
SABMiller PLC
08 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MRS S M CLARK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED 29,957

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

101,767

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

101,767

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

EXERCISE OF 60,132 OPTIONS @ £4.1575 PER SHARE

EXERCISE OF 41,635 OPTIONS @ £6.605 PER SHARE

SALE OF 101,767 SHARES @ £12.057741 PER SHARE

14. Date and place of transaction

5 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GREENWOOD NOMINEES LIMITED 29,957

16. Date issuer informed of transaction

8 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS, COMPANY SECRETARIAL OFFICER: +44(0)1483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

8 JUNE 2007

END

END
RDSEAEKPESKXEFE

18

RNS Number:1421Y
SABMiller PLC
11 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR NT LONG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR NT LONG

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares

acquired

100,000 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

EXERCISE OF 100,000 OPTIONS @ £8.28 PER SHARE

SALE OF 100,000 SHARES @ £11.660876 PER SHARE

14. Date and place of transaction

8 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

11 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS, COMPANY SECRETARIAL OFFICER: +44(0)1483 264038

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

11 JUNE 2007

END

END
RDSEASKFFELXEFE

19

RNS Number:9562Y
SABMiller PLC
26 June 2007

26 June 2007

SABMILLER PLC ANNOUNCES THE RETIREMENT OF LORD RENWICK FROM
THE CONCLUSION OF THE 2008 ANNUAL GENERAL MEETING

Pursuant to Listing Rule 9.6.11 SABMiller plc announces today that Lord Renwick, a non-executive director of eight years standing and Chairman of the Nomination Committee, has informed the Company that he will be retiring from the Board at the conclusion of the 2008 Annual General Meeting to be held in July 2008.

Mr Meyer Kahn, Chairman of SABMiller plc commented:

"SABMiller is privileged to have had a director of the calibre of Lord Renwick on its Board for the past 8 years. His contribution to the Board has been immense and he has guided the deliberations of the Nomination Committee, which he currently chairs, and the Remuneration Committee, which he chaired until August 2004, with wisdom, integrity and foresight. His blend of experience and insight will be greatly missed after he retires in July 2008. Until then, we value greatly his continuing contribution."

John Davidson
General Counsel and Group Company Secretary

END
BOAUVOURBSRNUAR

RNS Number:0576Z
SABMiller PLC
27 June 2007

27 June 2007

SABMiller plc

Shareholder Documents

SABMiller plc has today submitted copies of the 2007 Annual Report and Accounts, Notice of the 2007 Annual General Meeting, Shareholder Proxy Form (UK) and proposed new Articles of Association to the Financial Services Authority.

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

The documents are also available on the Company's website www.sabmiller.com

At the Annual General Meeting on 31 July 2007 it is proposed that the Company adopts new Articles of Association. A summary of the material differences between the current Articles of Association and the proposed new Articles of Association is set out in the Notice of the Annual General Meeting. The proposed new Articles of Association are available for inspection on the Company's website (www.sabmiller.com) and during normal business hours, at the offices of the Company's solicitors, Lovells LLP, Atlantic House, 50 Holborn Viaduct, London EC1A 2FG.

John Davidson

General Counsel and Group Company Secretary

END
ACSEASKKAFSXEFE

21

RNS Number:2891Z
SABMiller PLC
29 June 2007

SABMILLER PLC

FINAL DIVIDEND

CURRENCY CONVERSION - SOUTH AFRICAN RANDS

29 June 2007

In its Preliminary Results announcement for the year ended 31 March 2007, published on 17 May 2007, SABMiller plc announced that the exchange rates to be used to determine the Sterling and Rand equivalent of the final dividend of 36.0 US cents per share would be calculated using the exchange rates prevailing on 28 June 2007 for the Rand equivalent and 17 July 2007 for the Sterling equivalent.

The rate of exchange determined on 28 June 2007 is $:R = 7.085625 resulting in an equivalent final dividend of 255.08250 SA cents per share.

The dividend will be payable on 7 August 2007 to all shareholders registered on the London and Johannesburg registers on 13 July 2007. The ex-dividend trading dates will be 11 July 2007 on the London Stock Exchange and 9 July 2007 on the JSE Limited. The Sterling exchange rate will be announced on 18 July 2007.

Shareholders will be asked to approve this proposal at the annual general meeting scheduled for 31 July 2007.

From the close of business on 28 June 2007 until the close of business on 13 July 2007, no transfers between the London and Johannesburg Registers are permitted and from the close of business on 6 July 2007 until the close of business on 13 July 2007, no shares may be dematerialised or rematerialised.

John Davidson

General Counsel and Group Company Secretary

END
MSCUKSWRBARNURR

REG-SABMiller PLC Total Voting Rights
Released: 29/06/2007

RNS Number:2092Z
SABMiller PLC
29 June 2007

SABMiller PLC

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 29 June 2007 its capital consists of 1,503,914,977 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,503,914,977, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson
General Counsel and Group Company Secretary

29 June 2007

END
TVROKFKDDBKDPAB

END